Pattern Energy Group Inc. Pier 1, Bay 3 San Francisco, CA 94111 T + 1 415 283 4000 F + 1 415 362 7900 www.patternenergy.com

December 23, 2015
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim Allegretto, Senior Assistant Chief Accountant, Office of Consumer Products

Re:    Pattern Energy Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
        Filed March 2, 2015
Form 10-Q for the Quarterly Period Ended September 30, 2015
Filed November 5, 2015
File No. 001-36087

Dear Mr. Allegretto:
We refer to the comment letter from the staff (the “Staff") of the Securities and Exchange Commission (the “Commission”) addressed to Pattern Energy Group Inc. (the “Company”) dated December 18, 2015. As discussed between yourself and Mr. Eric Lillybeck, the Company is grateful for the Staff’s courtesy in allowing additional time for the Company to respond to the Staff’s comments. The Company will respond to the Staff’s comments by January 19, 2016.
If you have any questions, please do not hesitate to call the undersigned at (415) 283-4063.

Very truly yours,

PATTERN ENERGY GROUP INC.
By:	/s/ Michael J. Lyon
Name:	Michael J. Lyon
Title:	Chief Financial Officer

cc:    Mara Ransom, Securities and Exchange Commission
Courtney Haseley, Securities and Exchange Commission
Michael M. Garland, President and Chief Executive Officer